LOTTOMATICA

00154 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300

RECEIVED

2007 AUG 10 A 3:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
U.S.A.

07025910

PROCESSED

AUG 14 2007

THOMSON FINANCIAL

SUPPL

August 7, 2007

Re: *Lottomatica S.p.A. (File No. 82-34963)*
Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

By letter dated March 31, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Lottomatica S.p.A. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. Further letters periodically followed to maintain such exemption and comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act. We are now furnishing this letter and the enclosed documents to the same tent as above.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please find here below a summary of documentation that the Company has (i) made public pursuant to Italian and/or Luxembourg law or stock exchange rules, (ii) filed with a stock exchange (and which was made public by that exchange) (iii) and/or distributed (or made available for distribution) to its securities holders through the date hereof:

LAC-30-00186/06

Name of Document	Date of Document	Number of Schedule II	English
(1) Press Release: Lottomatica Videolot Rete S.p.A. – subsidiary of Lottomatica S.p.A. - receives notice of administrative filing; asserts claims without merit.	June 28, 2007	9	English version available
(2) Press Release: Internal Dealing Pellicioli	June 28, 2007	9	English version available
(3) Press Release: Gtech completes acquisition of sports-betting solutions provider Finsoft Limited	July 2, 2007	9	English version available
(4) Press Release: Gtech Printing Corporation selected by the Connecticut Lottery as a provider of instant-ticket printing services	July 12, 2007	9	English version available
(5) Amendments to the By-laws	July 18, 2007	14(b)	Updated version of the by-laws of Lottomatica reflecting the increased share capital; English version available
(6) Press Release: Gtech to provide Sächsische Lotto-GMBH with the Company's enterprise series solution	July 24, 2007	9	English version available
(7) Press Release: Lottomatica – TAR suspends claim for payment of 4 billion Euro	July 26, 2007	9	English version available

Name of Document	Date of Document	Number of Schedule II	English
(8) Press Release: Gtech Corporation and Innova Capital complete the sale of Polcard to First Data International	August 1, 2007	9	English version available

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at +390651899900 (telephone number) or +390651894444. Finally, I would greatly appreciate your acknowledging receipt of this letter and of the relevant the enclosures by returning to me the enclosed copy of same.

Very truly yours,

LOTTOMATICA S.P.A.

By: ____________________

Pierfrancesco Boccia
Corporate Affairs

ATTACHMENT (1)

Thursday - 06/28/2007

LOTTOMATICA VIDEOLOT RETE – SUBSIDIARY OF LOTTOMATICA S.P.A. - RECEIVES NOTICE OF ADMINISTRATIVE FILING; ASSERTS CLAIMS WITHOUT MERIT

ROME (ITALY) – Lottomatica S.p.A. announced that its subsidiary Lottomatica Videolot Rete has received a notice of filing of preliminary investigation from the Regional Prosecutor of the Corti dei Conti – Division of Lazio regarding the concession granted by the Amministrazione Autonoma dei Monopoli di Stato (AAMS) in 2004 for the management of a telematic network for gaming machines.

With the notice of filing, the Regional Prosecutor has requested that Lottomatica subsidiary respond to specific assertions that it did not fully comply, in cooperation with AAMS, with obligations for the starting, activation, and management of the telematic network, as well as with some services quality standards.

Following and with reference to the above mentioned notice of filing, AAMS has sent to Lottomatica Videolot Rete and to all the other 9 concessionaires individual letters, setting forth the same demands as the Corte dei Conti filing, requesting their deductions, and reserving a final decision upon due analysis of their responses.

Lottomatica will comply with both requests in a timely manner and vigorously contest them determined that both contain significant inaccuracies and groundless computations. Lottomatica has already obtained legal opinions firmly supporting its position. It is alleged that lack of compliance would have caused damages to the State amounting to approximately 4 billion euros.

Lottomatica is confident that its subsidiary has always fully complied with its duties as a concessionaire, including the remittance of all amounts due to the Government. If deemed necessary Lottomatica will also ask, through its subsidiary, for a declaratory judgment that it is full compliant with the terms of the concession. In reference to concession activities, Lottomatica strongly believes that its subsidiary operating practices and procedures have resulted in increased reliability and performance of the network for gaming machines.

Further, Lottomatica is confident that, once accurately established, the record of activities by its subsidiary concerning the implementation and on-going management of the telematic network will adequately address the concerns raised both in the Corti dei Conti filing and in AAMS filing.

Lottomatica does not anticipate that any penalties or liabilities will result from this matter.

ATTACHMENT (2)

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON

1.1 PERSONAL DATA

INDIVIDUALS

SURNAME	**PELLICIOLI**	NAME	**RENZO**		SEX	**M**
TAX CODE		BIRTH DATE	BIRTH PLACE	(PV)	COUNTRY	
DOMICILE						

ENTITIES

CORPORATE NAME				
TAX CODE		CORPORATE SHAPE	DATE OF INCORPORATION (dd/mm/yyyy)	
HEADQUARTERS				

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER

C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N **Y**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N **N**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N **N**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N **N**

2. ISSUER (OF LISTED SECURITIES)

CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	**8028081001**

3. AUTHOR OF TRANSACTIONS

3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS

RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N **N**

3.2 PERSONAL DATA

INDIVIDUALS

SURNAME	**PELLICIOLI**	NAME	**RENZO**		SEX	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)	BIRTH PLACE	(PV)	COUNTRY	
PLACE OF RESIDENCE						

ENTITY, PARTNERSHIP, OR TRUST

CORPORATE NAME				
TAX CODE		CORPORATE SHAPE	DATE OF INCORPORATION (dd/mm/yyyy)	
HEADQUARTERS				

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
28/06/2007	A	IT0003990402.	LOTTOMATICA	AZO	70,000	28.92	2,024,400	MERC-IT	
TOTAL SECTION A (in €)							2,024,400		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)											2,024,400				

Note

ATTACHMENT (3)

Monday - 07/02/2007

GTECH COMPLETES ACQUISITION OF SPORTS-BETTING SOLUTIONS PROVIDER FINSOFT LIMITED

ROME, ITALY and PROVIDENCE, RHODE ISLAND, USA – Lottomatica S.p.A. announced that its wholly-owned subsidiary, GTECH Sports Betting Solutions Limited, has completed the acquisition of London-based Finsoft Limited, a leading provider of real-time transaction and information management systems for the commercial sports-betting market. GTECH entered into an agreement to acquire the outstanding share capital of Finsoft and substantially all of the assets of BEG Finsoft d.o.o. Belgrade, an affiliated Finsoft company and the Serbian-based development center for Finsoft's sports-betting software operations. All conditions to the closing of the acquisition have been satisfied including the spin-off of Finsoft's non sports-betting businesses to Finsoft Financial Systems Ltd., and the approval of the Serbian Competition Commission for the sale of Finsoft's Belgrade assets to GTECH.

"The addition of Finsoft allows us to deliver a complete, integrated sports-betting solution to our customers and prospects, including fixed odds, pari-mutuel, betting exchange, and soft gaming via the internet, telephone, retail, interactive TV, and mobile channels, as well as self-service terminals," said W. Bruce Turner, CEO of Lottomatica S.p.A. and GTECH. "Our goal is to become the world's leading provider of sports-betting technology and content to government-sponsored lottery markets and regulated commercial sports-betting markets, offering a full suite of support and management services."

Finsoft currently employs approximately 145 people in its bookmaking teams in London and Belgrade. GTECH intends to maintain Finsoft's operations in London and Belgrade as an autonomous unit with its separate brand identity.

Finsoft's unique MarginMaker™ platform runs some of the most successful and fastest-growing companies in the betting industry, such as Singapore Pools, Chisholm Bookmakers, and Boyle Sports.

ATTACHMENT (4)

July 12, 2007

GTECH PRINTING CORPORATION SELECTED BY THE CONNECTICUT LOTTERY AS A PROVIDER OF INSTANT-TICKET PRINTING SERVICES

PROVIDENCE, RHODE ISLAND GTECH Printing Corporation, a wholly-owned subsidiary of Lottomatica S.p.A., announced that the Connecticut Lottery Corporation (Connecticut Lottery) has chosen the Company as a provider of instant-ticket printing services, under a three-year contract, commencing August 19, 2007. The contract also provides for two one-year extension options, and is the result of a competitive procurement. GTECH's instant-ticket printing subsidiary, Creative Games International (CGI), will manufacture the tickets at its printing facility in Plant City, Florida.

"This award demonstrates the Connecticut Lottery's confidence in the quality of our products and creative execution, and comes on the heels of our recently-announced instants contract in Rhode Island," said Ross Dalton, GTECH Senior Vice President of Printed Products and Licensed Content. "CGI has had a very positive relationship with the Connecticut Lottery over the past 12 years, and we look forward to enhancing their instant-ticket program with creative new content over the next three years. "

GTECH subsidiary CGI has been providing instant-ticket printing services to the Connecticut Lottery since 1995. With respect to its contract with the Connecticut Lottery, GTECH expects to receive revenues of approximately $5.0 million to $7.5 million over the three-year contract term.

GTECH is a leading gaming technology and services company, providing innovative technology, creative content, and superior service delivery. Lottomatica is one of the world's largest commercial lottery operators and a market leader in the Italian gaming industry. GTECH and Lottomatica together create a fully integrated lottery operator and gaming technology solutions provider – a combined company with worldwide scale, considerable financial strength, and industry-leading customer solutions. Lottomatica is majority owned by De Agostini, which belongs to a century-old publishing, media, and financial services group. Lottomatica is publicly traded on the Italian Stock Exchange (LTO), and in 2006, had more than €1.7 billion in revenues and 6,000 employees in over 50 countries when combined with GTECH.

ATTACHMENT (5)

TITLE I –
COMPANY NAME – REGISTERED OFFICE – DURATION – CORPORATE SCOPE

1. Company name

1.1 The limited company is established under the name: "LOTTOMATICA S.p.A.".

2. Head Office

2.1 The head office of the Company is situated in Rome. The Board of Directors has the right to determine the transfer of the company head office within the boundaries of the Italy Republic and to establish or to close down ancillary offices.
2.2 The Board of Directors can determine the establishment and close down of branches, offices, agencies and representatives throughout Italy and abroad.

3. Duration

3.1 The Company will remain in existence until 31 December 2070. This term can be extended one or more times by resolution passed by an Extraordinary Meeting of shareholders, with the exception of, under section 26 of the by-law, the right of withdrawal by those shareholders not in agreement with the approval of the motion.

4. Objective

4.1 The Company objective is all activities pertaining to the organisation, management and fulfilment of games and/or lotteries, instant and/or traditional, for example games of ability, forecasting competitions, lottery draws and betting, whether directly or through concessions, in Italy or abroad.
In particular the Company can organise and manage, under licence from the Department of Finance, the automatic lottery, as provided for by section 1 of the d.m. 4832/GAB of 17 March 1993 and subsequent amendments.
The Company can also carry out any concessionary activity and/or activities connected with services delegated, or in any way given in concession, to tobacconist shops and/or collectors for the Public Administration,. including the collection of car taxes.
4.2 The Company can carry out any other delegated activity granted by the Public Administration in connection to concessionary services or activities.
4.3 The Company can carry out all manufacturing, financial, commercial, security and real estate transactions, in any way instrumental to the pursuit of the company objective, including the issuing of surety bonds and collateral securities, the acquisition, assignment and use of industrial rights, patents and inventions.
4.4 The Company can participate with and have interests in other companies, businesses and associations, established or in formation, including foreign companies, essential to, connected with or instrumental in achieving the company objective and can carry out, in general, any essential or desirable transaction with this aim in mind within the provisions of activity as per section 106 and ss., d.lgs no. 385/1993 and related administrative provisions.

TITLE II
SHARE CAPITAL – SHARES – BONDS

5. Share Capital

5.1The share capital was agreed to be a total of Euro 156.665.271,00, the underwritten and paid up portion of which amounts to Euro 151.590.100,00, divided into 151.590.100, ordinary shares each with a nominal value of Euro 1.00 all with equal rights.
The share capital can also be increased through contributions in kind or of receivables.
5.2 In the event of an increase in the share capital against payment, the right to options can be prohibited if so determined by the shareholders meeting or, if so delegated, by the Board of Directors, within the limits and by means provided for in art. 2441, paragraph 4, second sentence, of the Civil Code.
5.3 The Extraordinary Shareholders Meeting of 21 September 2005 agreed, starting from the effective date of the merger of Fineurogames S.p.A. and Lottomatica S.p.A.:
i) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 2,439,110.00 (two million four hundred and thirty nine thousand one hundred and ten), with the release in several issues of a maximum of 2,439,110 (two million four hundred and thirty nine thousand one hundred and ten) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the

resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;
ii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 1,422,667.00 (one million four hundred and twenty two thousand six hundred and sixty seven) with the release in several issues of a maximum of 1,422,667 (one million four hundred and twenty two thousand six hundred and sixty seven) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the executives of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 11 June 2003 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;
iii) An increase in the share capital against payment, in divisible form, up to a maximum of Euro 223,175.00 (two hundred and twenty three thousand one hundred and seventy five), with the release in several issues of a maximum of 223,175 (two hundred and twenty three thousand one hundred and seventy five) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned and still exercisable in the scheme of stock options reserved for the employees of the Company and its other direct or indirect subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 14 April 2003 and of the Board of Directors meeting of 13 May 2004 of the merged Lottomatica S.p.A., with a subscription deadline of 31 December 2008;
iv) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 297,580.00 (two hundred and ninety seven thousand five hundred and eighty) with the release in several issues of a maximum of 297,580 (two hundred and ninety seven thousand five hundred and eighty) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, already assigned by the merged Lottomatica S.p.A. in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of the Company and/or its subsidiaries, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;
v) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 57,016.00 (fifty seven thousand and sixteen) with the release in several issues of a maximum of 57,016 (fifty seven thousand and sixteen) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5 of the Civil Code, in "the scheme of Lottomatica stock options 2005-2010 reserved for the employees" of Lottomatica and/or its subsidiaries, still assignable by the merged Lottomatica S.p.A.to this scheme, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May and 21 July 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;
vi) An increase in the share capital against payment, in indivisible form, up to a maximum of Euro 219,812.00 (two hundred and nineteen thousand eight hundred and twelve) with the release in several issues of a maximum of 219,812 (two hundred and nineteen thousand eight hundred and twelve) new ordinary shares with a nominal value of Euro 1.00 each with standard rights excluding the right to options as per art. 2441, paragraph 5, of the Civil Code, options already assigned by the merged Lottomatica S.p.A. to the "scheme of Lottomatica 2005-2010 stock options reserved for executives" of the Company, in accordance with the resolution of the extraordinary shareholders meeting of 12 April 2005 and of the Board of Directors meeting of 12 May 2005 of the merged Lottomatica S.p.A., and implemented by the delegated members of the Board, with a subscription deadline of 31 December 2010;
5.4 The Extraordinary meeting of the 12 April 2006 granted the Board of Directors, for a maximum period of 5 years from that date, pursuant to art. 2443 of the Civil Code, the power to increase the share capital against payment by one or more issues, up to a maximum amount of Euro 1,720,000,000.00 (one thousand seven hundred and twenty million), of which up to a maximum of Euro 1,670,000,000.00 (one thousand six hundred and seventy million) to be offered in options to the shareholders and up to a maximum of Euro 50,000,000.00 (fifty million) to be offered in subscription to the employees of Lottomatica S.p.A and/or its subsidiaries, excluding option rights, as per art. 2441, final paragraph, of the Civil Code. In the exercise of this right, the Board has the greater power to decide, from time to time, the means, terms and conditions of the increase in capital, including the number of shares to issue from time to time in execution of its proxy, the price of the subscription (including ultimate supplement) and the relationship of subscriptions in the exercise of the option rights in relation to the shares offered in option to the shareholders. In particular, the price of the subscriptions, including the ultimate supplement, of the new shares will be determined by the Board of Directors, taking into account the conditions of the financial market, and the relative performance of the registered Lottomatica shares.

The Board of Directors will decide from time to time the appropriate deadlines for the share subscription and determine that, in the event that the agreed increase is not taken up by the deadline set by them, the capital will be increased by an amount equal to the subscriptions raised up to that time.
The Board of Directors has all powers relating to the issue of new shares – to be issued from time to time as per art. 5.4 – and under section 5 of the By-Law to vary the amount of share capital and the number of shares represented by the same in each increase in share capital.
On May 18, 2006 the Board of Directors, pursuant to art. 2443 of the civil code, in partial exercise of the powers granted by the extraordinary shareholders' meeting of Lottomatica S.p.A. on April 12, 2006 resolved to increase the share capital for a total nominal amount up to Euro 57,423,570.00 through the issue of up to 57,423,570.00 cum coupon ordinary shares having a par value of 1.00 Euro each having the same features of those in circulation, to be offered in option to shareholders pursuant to art. 2441 of the civil code at a price equal to Euro 25.425 each, of which Euro 24.425 as overprice: all shareholders were granted the power to subscribe 5 newly issued shares for every 8 owned.
On August 29, 2006 the Board of Director, upon delegation given by the extraordinary shareholders' meeting held on April 12, 2006, resolved upon an increase in the share capital up to a maximum of Euro 2,000,000.00 (two million) through the issue of a maximum of 2,000,000.00 new ordinary shares with a nominal value of Euro 1.00 each.
5.5 On 18 October 2006 the extraordinary Shareholders' Meeting has resolved to vest the Board of Directors, as per art. 2443, paragraph 2 of the Civil Code, for a period of 5 years from the date of the resolution, with the authority to increase the share capital against payment in several issues up to a maximum amount of Euro 15.050.080,00 with the exclusion of the right to options as per art. 2441 paragraph 4, second sentence of the Civil Code, and serving one or more stock options plans reserved for the executives of the Company and/or the employees of Lottomatica S.p.A. and/or its subsidiaries, up to a maximum of 33% per year and with the possibility of carrying over the unused amount in any given year to the following years, and/or for the acquisition of equity investments (including through mergers or de-merger transactions) or businesses or branches of businesses active in the fields of strategic business for the Company, without any limits per year. In compliance with art. 2441, paragraph 4, second sentence of the Civil Code, the Board of Directors must decide on the price of the share issue according to the following criteria:
a) in the event of increases in the capital of one or more stock option plans reserved to the executives of the Company and/or the employees of Lottomatica S.p.A. and/or its subsidiaries, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, and in any case not less than the mathematical average of the official price of the ordinary shares of the Company registered on the *Mercato Telematico Azionario* (Automated Share Market) managed and organized by the Borsa Italiana S.p.A. in the month prior to the allocation of the options by the Board of Directors (where "month prior" refers to the period from the date of assignment of the options, excluding that day, to the same day of the following month, it being understood that, for the purpose of calculating the mathematical average, only the trading days when the official price of the ordinary shares of the Company was actually registered on can be taken into account).
b) in the event of increases in capital for the acquisition of equity investments (including merger or de-merger transactions) or businesses or branches of businesses active in sectors of strategic importance to the Company, the Board of Directors of the Company must decide on an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company shares over a significant period of time, or applying the most representative valuation criteria, for example, the stock exchange quotation method, the discounted cash flow method, or the multiple market method.
On October 18, 2006 the Board of Directors upon delegation given by the extraordinary shareholders' meeting held on the same date, resolved to increase the share capital, pursuant to art. 2443 of the Civil Code, for a total nominal amount up to Euro 1,500,000.00, divisible, through the issue, in one or more tranches, of up to a maximum of 1,500,000 new ordinary shares with a nominal value of 1 Euro each, at a price of 29.45 Euro each, including par value and premium, with standard rights (i.e. equal to the value of the Company ordinary shares in circulation on the date of issue) excluding the right to options as per art. 2441, paragraph 4, second period of the Civil Code, to be subscribed within December 31, 2014, in connection with the "Lottomatica 2006 – 2014 Stock Option Plan reserved to employees of the Company and/or its subsidiaries".
On May 3, 2007 the Board of Directors' Meeting of the Company, in force of the powers granted by the Extraordinary Shareholders' Meeting of October 18, 2006, resolved to increase the share capital against payments, in one or more tranches and in divisible form, by a maximum amount of Euro 1,973,790.00 by issuing up to 1,973,790 new ordinary shares with a nominal value of €1.00 each, at a price of 30.40 Euro each, including par value and premium, with standard rights (i.e. equal to the value of the Company ordinary shares in

circulation on the date of issue), excluding the right of option under Article 2441, paragraph 4, second sentence of the Italian Civil Code, to be subscribed within December 31, 2015, in connection with the "Lottomatica 2007-2015 Stock Option Plan reserved for employees of the Company and/or its subsidiaries."

5.6 On April 23, the Extraordinary Shareholders' Meeting of the Company, pursuant to article 2443 of the Civil Code, empowered the Board of Directors for five years to increase the share capital for free in one or more tranches and in divisible form, up to a maximum amount of Euro 3,200,000.00, by issuing up to 3.200.000 new ordinary shares with a nominal value of €1.00 each, to be offered in subscription to the employees of Lottomatica S.p.A and/or its subsidiaries, pursuant to article 2349 of the Italian civil Code in connection with the deliberated share allocation plans, as well as any other future plan of the Company.

On May 3, 2007 the Board of Directors' Meeting of the Company, in force of the powers granted by the Extraordinary Shareholders' Meeting of April 23, 2007, pursuant to article 2443 of the Italian Civil Code, resolved a free increase in share capital in one or more share issues and in divisible form, by a maximum amount of € 99,271.00 by issuing up to 99,271 new ordinary shares, with a nominal value of €1.00 each, with standard rights (i.e. equal to the value of the Company ordinary shares in circulation on the date of issue), excluding the right of option under Article 2349 of the Italian Civil Code, to be assigned between August 27, 2007 and September 16, 2007 and, however within September 30, 2007, to the 2007-2010 Share allocation "retention" plan beneficiaries.

6_Shares

6.1 The share are nominative, non-divisible, and freely transferable. This, however, excludes the release of share titles where the Company is bound by the system of obligatory dematerialization of issued financial instruments.

6.2 The extraordinary shareholders' meeting can resolve upon the issuance of ordinary shares, special categories of shares or other financial instruments to be allocated to the employees of the Company or of its subsidiaries, pursuant to art. 2349 of the Civil Code.

7. Bonds

7.1 The Company can issue bonds determining the means and conditions of placement, including bearer or nominative bonds, convertible or equity warrant, according to the powers established by the provisions of the relevant laws.

TITLE III – SHAREHOLDERS' MEETING

8. Convocation

8.1 The Shareholders Meeting will take place in the Italian Republic, and may be outside the area of the Company head office, as provided for by law, wherever and whenever agreed by the Board of Directors, with notification signed by the Chairman containing information on the date, location, time and agenda for the meeting, to be published in the Gazzetta Ufficiale or the daily newspaper Il Sole24ore as required by law. The information will also give the date, location and time of the next subsequent meeting or at the very least the date of the next subsequent meeting.

8.2 The Shareholders meeting can be called, other than by the Board of Directors, at the request of several shareholders who represent at least a tenth of the share capital, as per art. 2367, final paragraph, of the Civil Code or by the Statutory Auditors (or at least 2 (two) members of the same).

8.3 The Shareholders representing, also jointly, at least 1/40 of the share capital are entitled to claim, within 5 days as from the publication of the notice of call of the Shareholders' Meeting, that the list of the matters on the agenda be supplemented, mentioning in the request the additional proposed matters.

At least ten days before the date fixed for the Shareholders'Meeting, the supplements to the list of the matters on the agenda that the Shareholders' Meeting will have to deal with, following the above requests, shall be made public in accordance with the same forms imposed for the publication of the notice of call.

The integration is not allowed in relation to those matters upon which the Shareholders' Meeting, in accordance with the provisions of law, resolves upon proposal of the Directors or on the basis of a plan or upon a report that they have drawn up.

9. The Right to Vote and Intervene

9.1 Each shareholder has one vote for every share held.

9.2 Shareholders can intervene in the Shareholders Meeting if the Company has received the relevant communication, by authorized intermediaries in accordance with the applicable provisions, within the term of 2 working days before the date of the Meeting.

9.3 The above received communication, in compliance with the above, is valid for successive meetings.
9.4 Every shareholder who is entitled to intervene in the Meeting can be represented, as provided for by law, by means of written proxy.
9.5 It is the responsibility of the Chairman of the Meeting to verify the validity of the proxy and the general right to intervene in the Meeting.

10. The Chairmanship and Management of Responsibilities

10.1 The Meeting is presided over by the Chairman of the Board of Directors, or in his/her absence by the Vice Chairman (where appointed); in the presence of more than one Vice Chairmen, the meeting will be chaired by the Vice Chairman most senior in rank, or in the case of equal seniority, by the most senior in age. In the absence of one or all Vice Chairmen, the Meeting will be chaired by a person elected by the Meeting itself.
10.2 It is the responsibility of the person chairing the Meeting, who can use appropriate agencies, to verify the right to intervene in the Meeting and the validity of the proxy, to resolve potential objections and also to direct and control discussions ultimately establishing the duration of each intervention, also to establish voting order and procedures, all in respect of the regulation, previously determined by the Board of Directors and approved by the Meeting, governing the orderly and practical conduct of the same, whether in ordinary meeting or extra-ordinary meeting.
10.3 The Meeting will appoint a secretary who is not a shareholder, and, if deemed appropriate, two observers from among the shareholders.
The discussions of the Meeting are verified by appropriate minutes signed by the Chairman, by the Secretary and potentially by the observers.
The minutes should show the date of the meeting and by attachment, the names of the participants and the amount of capital represented by each; they should also show the procedure and results of the voting and, also by attachment, show the names of the shareholders in favour, abstaining, and objecting. At the request of the shareholders, the minutes must also outline their discussions relevant to the order of the day.
10.4 Where required by law or where the Chairman deems appropriate the minutes will be transcribed by a notary.

11. Competencies and Majority

11.1 The ordinary Shareholders Meeting will agree the financial statement, appoint directors, Auditors, the Chairman of the Statutory Auditors fixes the fees of the directors and auditors and, in compliance with the legislative prerequisites and conditions, it also provides for their revocation and resolves upon any other matter under legal jurisdiction of the ordinary Shareholders Meeting.
11.2 The ordinary Meeting will be held at least once a year, within 120 (one hundred and twenty) days of the financial year end. The financial statement will be subject to approval by the Shareholders Meeting within 120 (one hundred and twenty) days of the financial year end or within 180 (one hundred and eighty) days where the Company holds consolidated accounts and in the event of particular requirements relative to the structure and objective of the Company.
11.3 The extra-ordinary Meeting will debate amendments to constitutive or legal acts, in addition to any other matter under their legal jurisdiction.
11.4 The decisions of the Meeting are made by legal majorities and must be verified by minutes signed by the Chairman of the Meeting and by the secretary.

12. Information to the Shareholders

12.1 The shareholders have the right to view all the acts from previous Meetings registered at the company head office and to obtain copies at their own expense.

TITLE IV – MANAGEMENT BODY

13. Board of Directors: appointment

13.1 The Company, as per par.2 Section 6(2), Chapter 5, Volume 5, Book 5 of the Civil Code, is managed by a Board of Directors made up of between 7 (seven) and 15 (fifteen) members. The Shareholders Meeting will decide on the number of Board members, such number to remain the same until agreed differently.
13.2 In order to be vested as Director, a person must possess the individual requisites as provided under the law. An appropriate number of Directors, in any case not lower than the one provided by the law, must possess the independence requisites it provides for.

13.3 Directors are appointed by the ordinary Shareholders' Meeting on the basis of lists submitted by the Shareholders, whereby the candidates must be indexed by progressive numbering. Only the Shareholders representing, alone or together with other Shareholders, at least 1/40 of the share capital, have the right to submit the lists.
Each Shareholder can submit or take part in the submission of only one list and each candidate will be entitled to present himself in one list only, otherwise resulting ineligible. Candidates not having the requisites as provided by the law or the by-laws (without prejudice to any other reason of forfeiture or ineligibility) cannot be inserted in the lists.
Each list shall have to contain a number of candidates not exceeding the maximum number of Directors mentioned under art. 13.1 above; a minimum number of candidates, equal to the number as provided under the law, shall have to possess the independence requisites provided therein.
The candidates' lists must be filed with the company's head office at least fifteen days before the date fixed for the Shareholder's Meeting and, accordingly, they must be forthwith publishes on the internet site of the Company at this latter's charge. Upon filing, they shall be accompanied by:
A) exhaustive information on the personal and professional qualities of the candidates, as indicating their alleged independency qualification;
B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law.
C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.
The lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as non-submitted.
All those having the right to vote can vote for only one list.
The election of the Directors will proceed as follows:
a) a number of Members of the Board representing the entirety of those to be appointed will be elected from the list having obtained the majority of the votes at the Shareholders' Meeting, on the basis of the same progressive numbering they have been mentioned in the list, less the minimum as reserved to the minority shareholders by the law.
b) A number of Members of the Board equal to the minimum number set out under letter a) - unrelated in any manner whatsoever, also indirectly, to the list under letter a) above - will be elected from the list having obtained the second greatest number of votes at the Shareholders' Meeting, in accordance with the progressive numbering they have been mentioned in the list.In the event that, through the candidates elected in accordance with the above mentioned terms, the number of independent Members of the Board referred to under art. 13.2 above is not ensured, the last elected non-independent candidate(s) in the progressive numbering who has collected the greatest number of votes set out under the above letter a), shall be replaced by the first independent candidate(s), in accordance with the respective progressive numbering, non elected in the list or having registered or, if not sufficient, of the lists, having registered the majority of the votes.
In the event of several lists achieving repeatedly an equal number of votes, an equal number of Members of the Board shall be elected from each of the lists, always in accordance with the respective progressive number they have been mentioned therein.
In the event that only one list is submitted or voted, then all Members of the Board shall be elected from such list.
13. 4 Directors are appointed for a maximum of three financial years, following which, as agreed by the Meeting of appointment, they may be available for re-election. Their role will expire on the date of the Shareholders Meeting called to approve the accounts relating to the final financial year of their appointment.
13.5 Art. 2386 of the Civil Code provides for substitution in the event of a lack of one or more director.
13.6 The above provisions of this article notwithstanding, if, for whatever reason, the Director or the Directors obtained under the minority lists cannot accept the office or, having it accepted, cease their office, the candidate or the candidates belonging to the same list shall replace such Director, according to their respective progressive numbering.
13.7 If for whatever reason the number of directors falls below target, the entire Board of Directors will be dismissed and the Shareholders Meeting must be called as early as possible by the remaining directors in order to establish an entire new Board.

14. Board of Directors: function

14.1 The Board will elect a Chairman from among its members and also can elect from among its members one or more Vice Chairmen who will deputise for the Chairman in the event of absence or impediment; in the presence of several Vice Chairmen and in the absence of or impediment to the Chairman, the most senior in rank will deputise, or the most senior in age in the event of equal seniority.
14.2 The Board of Directors will appoint from among its members one or more Managing Directors determining the relative rights and duties. The role of Managing Director can be undertaken by a Vice Chairman even if he is also General Manager as per art. 19.3. The Board of Directors can also appoint an Executive Committee, determining the relative rights and duties.
14.3 In both cases the Board of Directors will decide the timing, no less than every three months, of the half yearly and quarterly meetings, in addition to the Board meetings called to approve the end of year financial statement, through which such delegated bodies should report to the Board of Directors and to the Statutory Auditors on their activities in carrying out the proxies conferred on them, on the general progress of their management and anticipated development, on the transactions of major significance, in size or character, undertaken by the company and its subsidiaries, and, as regards the executive committee, also on the number of its members, on its duration and on the regulations under which they perform.
The Chairman of the Board of Directors and the Managing Director or Managing Directors have the right to be appointed to the executive committee.

15. Meetings of the Board

15.1 The Board of Directors meetings will normally take place at the Company head office, but a change of venue can be advised in the meeting announcement. Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legitimately participating can be verified by the Chairman and the other participants, that every participant has the possibility of verbal intervention, in real time, in all topics, and the opportunity to receive or transmit documents; in all cases the Chairman and the Secretary should be present at the location of the meeting.
15.2 The Board of Directors is summonsed on the initiative of the Chairman or at the written request of the Managing Director or one of the Managing Directors or of three Board members, by means of letter or telegraphic communication or telex or fax or e-mail sent to the Board members and to the Auditors at least 3 working days before the meeting. Where urgency is required the minimum length of time is reduced to forty-eight hours. Moreover, the Board can be called, after communication to the Chairman of the Board of Directors, by the Board of Statutory Auditors or, individually by each member of the Board of Statutory Auditors. The notice of assembly must advise the location, the date and the time of the meeting, as well as the list of items to discuss.
15.3 The Board of Directors will be considered legitimately established even without summoning provided that all the Board members and regular Auditors are present.

16. Validity and recording of the minutes

16.1 The majority of appointed directors must be present for the deliberations of the Board to be valid.
16.2 The Board of Directors is presided over by the Chairman or, in his absence, the Vice Chairman, if nominated; in the presence of more than one Vice Chairman the meeting will be chaired by the most senior in rank of the Vice Chairmen, or in the case of equal ranking, the most senior in age; in the absence of the Chairman and of his Vice Chairman or Vice Chairmen, the meeting will be chaired by the Board member most senior in rank or, in the case of equal ranking, the most senior in age.
16.3 The Board of Directors can appoint a Secretary, who can be chosen from outside the Board, and in which case has no voting rights.
16.4 The deliberations of the Board of Directors will be recorded in minutes by the Secretary, or in his/her absence by one of the Board members with the responsibilities of secretary; the minutes will be transcribed in an appropriate book and signed by the Secretary and the Chairman of the meeting. This book will be kept at the Company head office.

17. Board of Directors: powers

17.1 The Board of Directors holds all powers for the ordinary and extra-ordinary management of the Company. They are responsible for all acts in practice of or appropriate to the pursuit of the company objective.
The administrative body also holds the following powers:
a) to agree mergers or de-mergers as provided for by art. 2505, 2505 (2) and 2506 (3), last paragraph, of the Civil Code;
b) to establish or close ancillary offices;

c) to select representative executives;
d) to reduce share capital in the event of the withdrawal of shareholders;
e) to supervise the by-laws and their regulatory provisions;
f) to transfer the head office to another location within the Italian Republic;
17.2 The resolutions of the Board of Directors are adopted by absolute majority of the attending persons, except for the cases under which the law expressly requires a highest quorum. In the event of equality of votes, the Chairman has a casting vote.

18. Chairman

18.1 The Chairman of the Board of Directors is the legal and procedural representative of the Company. The Chairman will report periodically to the Board of Directors on his ongoing activities.
18.2 In the interests of urgency the Chairman, with the proposal of the Managing Director or of one of the Managing Directors together with the Managing Director who made the proposal, may take any measure under the remit of the Board of Directors, reporting back to them at the next successive meeting.
18.3 The Board of Directors can also grant the representation and sanction of the company, including in judicial proceedings before a third party, with the same authorisation as indicated above, to the Vice Chairman and/or each of the Vice Chairmen and/or the Managing Director and/or each of the Managing Directors.

19. Managing Director and General Manager

19.1 The Managing Director or Managing Directors are appointed by the Board of Directors as per art. 14.2 of the current by-law.
19.2 The Managing Director or Managing Directors possess the powers granted to him/them by the Board of Directors. The Managing Director or each of the Managing Directors can make agenda proposals to the Chairman for discussion by the Board and the Executive Committee and can supervise the implementation of the relevant decisions of the corporate bodies.
19.3 The Board of Directors can appoint one or more General Managers, who can be chosen from among the members of the Board of Directors, determining their rights, including the appointment of and the granting of a mandate to an attorney. The Board can confer the role of General Manager on the Managing Director, or on each of the Managing Directors, even where he/she is also currently a Vice Chairman as per art. 14.2 of the Civil Code. The Board of Directors can grant the Managing Director or each of the Managing Directors the right to appoint and remove one or more General Managers, with the power to delegate to them part of their respective powers and functions.
19.4 The General Manager who does not simultaneously hold the position of member of the Board of Directors, can attend the meetings of the Board of Directors and the Executive Committee, with the authority to express unrestricted opinions on the subjects under discussion.

TITLE V – BOARD OF STATUTORY AUDITORS AND MANAGER IN CHARGE OF THE DRAWING UP OF THE ACCOUNTANCY DOCUMENTS

20. Appointment, composition and requirements of the Board of Statutory Auditors

20.1 The Statutory Auditors are comprised of three regular Auditors and two deputies, appointed by the Shareholders Meeting.
20.2 The auditors are appointed on the basis of lists presented by the Shareholders in which candidates are indexed by progressive numbering, where possible, specifying if the candidate presents himself/herself, as regular or deputy auditor.
The lists must be deposited at the head office and published in at least one daily national newspaper no less than ten days before the date set for the first meeting and, accordingly, they must be forthwith published on the internet site of the Company at this latter's charge. Upon filing, they shall be accompanied by:
A) exhaustive information on the personal and professional qualities of the candidates, on the acquired expertises and on their past experiences;
B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law.
C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.

Each Shareholder can put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification. The number of candidates in each list must not be higher than the number of auditors set out by art. 20.1 above.

Only the Shareholders who singly or together with the other Shareholders represent at least 2% (two percent) of the shares with voting rights in ordinary meetings can present lists or the different minimum percentage possible provided by the law.

Those lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as non-submitted.

All those having the right to vote can vote for only one list.

The selection of the Auditors will proceed as follows:

a) 2 (two) regular and 1 (one) deputy auditor(s) will be elected from the list which achieves the majority of the Shareholders' votes, following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished;

b) the remaining regular – with the position expressly provided for by the law if any - and deputy auditors will be elected from the list which has the second highest number of votes following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished. The appointment of the Chairman of the Board of the Statutory Auditors, if not expressly reserved by the law to minorities, will take place by resolution of the Shareholders' Meeting.

In the event that, for whatever reason, the regular Auditor elected from one list cannot accept the office or, having it accepted, ceases such office, the deputy Auditor elected from the same list shall replace such Auditor, this latter being replaced in his/her turn, as deputy auditor, by the candidate belonging to the same list and expressly indicated as such or, alternatively, following the relevant progressive numbering.

In the event that only one list is submitted or voted, all auditors, both regular and deputy, shall be elected therefrom.

20.3 In compliance with the decree of the Ministry of Justice no. 162 of 30 March 2000, section 1, paragraph 1, at least one of the regular Auditors, out of a total of 3, or at least two if the total number is higher than 3, and in both cases at least one of the deputy Auditors, must be chosen from the Register of Accountancy Auditors and must have at least three years practice as a legal auditor.

The Auditors not in possession of the requirements of paragraph 1 of the aforementioned Decree must be chosen from those which have a total of at least three years experience of:

a) Management experience or executive responsibility in a limited company with share capital not less than two million euros; or

b) Professional experience or university teaching in judicial, economic, financial or technical scientific subjects, directly pertinent to the activity of the company; or

c) Management positions in public bodies or public administrations operating in the credit, financial and insurance sectors or in sectors directly pertinent to the activity of the company. As per the provisions of paragraph 2, section b) and c) and paragraph 3 of the aforementioned Decree the following subjects and activities are considered directly pertinent to those of the company:

- administrative law
- public law
- public economic – economic political law
- financial sciences
- management
- statistics
- information technology

20.4 According to the provisions of the law regarding situations of incompatibility, those who already hold the position of regular auditor in more than five companies quoted on regulated Italian stock exchanges, excluding parent companies, subsidiaries and companies controlled by the same companies that control the Company, cannot be nominated as Auditors and if elected will be debarred from the role. The above without prejudice to the various limits to the plurality of offices provided under the law, in which case shall be accepted in the least of the possible extent.

20.5 The appointment of Auditors to the body of Statutory Auditors under art. 2401 of the Civil Code, will be agreed by the Shareholders Meeting by legal majority, except for the rights of nomination and designation as per the second paragraph.

20.6 The Auditors will remain in office for three financial years ending on the date of the meeting called for the approval of the financial statement relating to the third financial year of their appointment. Auditors can serve for one or more term of office.
20.7 The Statutory Auditors will meet at least every 90 (ninety) days on the initiative of any one of the Auditors. The meeting will be legally established in the presence of the majority of the auditors and will resolve with the majority of the members present being in favour.
Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legally taking part can be verified by the Chairman and the other participants, that all participants have the potential to verbally intervene, in real time, in all discussions, and have the ability to receive or transmit documents; however, the Chairman and the person recording the minutes must be present at the location of the meeting.
21. The Statutory Auditors Report
21.1 The Board of Directors, or their delegated executives, will make timely reports to the Statutory Auditors, no less than quarterly, on their ongoing activities and on major economic, financial and property transactions undertaken by the Company or inter-group companies; reporting in particular on transactions in which they have a interest, directly or as a third party, or those which can have an influence on the management and coordination of the Company. This information will be communicated verbally by the directors to the Statutory Auditors at the appropriate meeting with the directors, or at the meeting of the Board of Directors or at the meeting of the Statutory Auditors as per art. 2404 of the Civil Code, or by transmission of written reports, with a frequency not less than quarterly, which will be kept in the book referred to in section 5 of art. 2421 of the Civil Code.
21.2 The frequency of the meetings of the Board also intends to encourage a united approach to the exercise of all the rights delegated by the Board of Directors to the executive committee, if appointed, to the Chairman, to the Vice Chairman or Vice Chairmen and to the Managing Director or the Managing Directors.

22. Manager in charge of the drawing up of corporate reports and financial statements

The Board of Directors, upon mandatory consultation with the Board of Statutory Auditors, appoints a manager in charge of the drawing up of corporate reports and financial statements among those managers having a minimum experience of 3 years as managers with appropriate responsibilities at the Accounting and/or Financial Department of the Company or of similarly sized or organized companies, and confer on such manager adequate authority and instruments to perform the duties assigned to him in accordance with the provisions of law. The manager in charge of the drawing up of the accountancy documents may be revoked by resolution of the Board of Directors upon mandatory consultation with the Board of Statutory Auditors.

TITLE VI – FINANCIAL ACCOUNTS AND PROFITS

23. Statement of Year End Accounts
23.1 The financial accounts will close annually on 31 December.
23.2 The ordinary Shareholders Meeting should be called within 120 (one hundred and twenty) days of the closing of the company year end for the approval of the financial statement except as provided for in the previous clause 11.2

24. Profits

24.1 Relative to the net profits of each financial year as per the approved financial statement:
a) a minimum of 5%, but not exceeding a fifth of the share capital, is retained in legal reserves;
b) the remainder is subject to the decision of the Shareholders Meeting.
24.2 The Board of Directors can, during the course of the financial year, distribute advances on dividend between the shareholders.

TITLE VII – WINDING UP, LIQUIDATION AND WITHDRAWAL

25. Winding up and Liquidation
25.1 The Company will be wound up for reasons contained in art. 2484 of the Civil Code.

25.2 Reaching an agreement on the liquidation of the Company at whatever time, the Shareholders Meeting will establish the means of the liquidation and will nominate one or more receivers, and decide on their relative powers and fees.

26. Withdrawal

26.1 Shareholders who are not party to the approval of resolutions regarding the extension of the duration have no right of withdrawal. However, the Company being subject to management and coordination as per art. 2497 and subsequent amendments of the Civil Code, the shareholders instead hold the right of withdrawal according to the assumptions of art. 2497(4) of the Civil Code.

TITLE VIII – TRANSITIONAL AND FINAL REGULATIONS

27. Residency of the Shareholders – Conventional Forum

27.1 The domicile of the shareholders as opposed to the Company, for all legal purposes, will be in the place chosen by the Register of Shareholders.

27.2 All disputes between the shareholders and the Company will be decided by the Judicial Authority of the district in which the legal head office of the Company is situated.

28. Referral

28.1 Anything not provided for in these by-laws will be referred to the rules of law.

Signature: Rosario Bifulco

Notary Dr. Ignazio de Franchis

ATTACHMENT (6)

July 24, 2007

GTECH TO PROVIDE SÄCHSISCHE LOTTO-GMBH WITH THE COMPANY'S ENTERPRISE SERIES SOLUTION

PROVIDENCE , RI – GTECH Corporation, a wholly-owned subsidiary of Lottomatica S.p.A., announced that it will provide a new online lottery central system and other related services to Sächsische LOTTO-GmbH, the operator of lottery games in the German state of Saxony . Sächsische LOTTO has been a valued GTECH customer since the lottery went online in 1995.

"Sächsische LOTTO joins other innovative German lotteries, WestLotto and Thüringen in particular, that are already benefiting from GTECH's Enterprise Series platform," said W. Bruce Turner, CEO of GTECH and Lottomatica S.p.A. "We look forward to working with Sächsische LOTTO to provide a whole new level of system performance, and a powerful and flexible platform that can be continually adapted to meet the Lottery's ever-changing business needs."

Under the terms of the product sale agreement, GTECH will upgrade the Lottery's central system to GTECH's Enterprise Series ™ (ES) solution, which features Internet Protocol (IP) and standards-based open architecture, to enable third-party product development and integration. GTECH expects to have the new system operational by the end of 2007. The Company will also serve as general contractor to Sächsische LOTTO for the migration of terminal software and a new communications network.

GTECH is a leading gaming technology and services company, providing innovative technology, creative content, and superior service delivery. Lottomatica is one of the world's largest commercial lottery operators and a market leader in the Italian gaming industry. GTECH and Lottomatica together create a fully integrated lottery operator and gaming technology solutions provider – a combined company with worldwide scale, considerable financial strength, and industry-leading customer solutions. Lottomatica is majority owned by De Agostini, which belongs to a century-old publishing, media, and financial services group. Lottomatica is publicly traded on the Italian Stock Exchange (LTO), and in 2006, had more than €1.7 billion in revenues and 6,000 employees in over 50 countries when combined with GTECH.

ATTACHMENT (7)

Thursday - 07/26/200

LOTTOMATICA – TAR SUSPENDS CLAIM FOR PAYMENT OF 4 BILLION EURO

ROME (ITALY) – Lottomatica S.p.A. announces that the TAR Lazio, II division, has suspended the request for payment of 4 billion Euros brought forward by the Amministrazione Automona dei Monopoli di Stato (AAMS) to Lottomatica Vidoelot Rete, concessionaire for the management of the telematic network for gaming, as damages for a presumed non full compliance with some obligations of the concession.
This is in reference to the notice of filing of preliminary investigation from the regional prosecutor of the Corte dei Conti claiming that Lottomatica Videolot Rete and all of the other concessionaires in cooperation with AAMS, did not fully comply with some obligations relative to the level of service provided. Following this and with reference to the investigation of the regional prosecutor, AAMS had filed the request – today suspended by TAR - to Lottomatica Videolot Rete, along with all the other nine concessionaires , for the same non compliance issues irrespective of any merit.

ATTACHMENT (8)

Wednesday - 08/01/2007

GTECH CORPORATION AND INNOVA CAPITAL COMPLETE THE SALE OF POLCARD TO FIRST DATA INTERNATIONAL

ROME, ITALY and PROVIDENCE, RI – Lottomatica S.p.A.'s wholly-owned subsidiary GTECH Corporation, and Warsaw-based private equity investment advisor Innova Capital Sp. z o.o., announced that the companies have completed the sale of POLCARD S.A. to First Data International for an enterprise value of approximately €237 million, on a debt-free, cash-free basis, at current exchange rates. GTECH held a 74.43% controlling equity interest in POLCARD and 25.24% was held by Innova Capital. The remaining 0.3% is being retained by the Polish Bank Association. GTECH expects the net sale proceeds will be utilized for general corporate purposes. The transaction has been approved by the Polish Competition and Consumer Protection Office, and all other customary closing conditions have been satisfied.

Lottomatica S.p.A. and GTECH CEO W. Bruce Turner said, "*With the sale of POLCARD now complete, we remain committed to our lottery overlay model and will continue to pursue commercial services opportunities in jurisdictions where we are able to leverage our lottery presence.*"

POLCARD is the leading debit/credit card merchant transaction acquirer, bank-card issuer, and ATM management company in Poland, with a nationwide retail network of more than 58,000 electronic acquiring devices and well-established relationships with many of the country's leading card-issuing banks.

First Data International, part of First Data Corp. (NYSE: FDC) is a leading provider of electronic commerce and payment solutions for businesses worldwide. First Data International serves a diverse range of markets, leveraging global scale through a local presence and maintaining focus on individual client needs, and operates across Europe, Middle East and Africa, Latin America, Canada, Australia, and Asia-Pacific.

LOTTOMATICA

00154 Roma - Viale del Campo Boario, 56/d
T 06 518991 **F** 06 51894300

END